UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-10378

AVENTIS

(Exact name of registrant as specified in its charter)

Espace Européen de L’Entreprise
67917 Strasbourg Cedex 9
FRANCE
+ 33 3 88 99 11 00
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value €3.82 per share*
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section
13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

* Pursuant to Rule 12g-3(c), the American Depositary Shares of Aventis, each representing one ordinary share, nominal value €3.82 per share (the “Aventis ADSs”), were exempt from registration under Section 12(g) of the Securities Exchange Act and pursuant to Rule 15d-3 there was no duty to file reports under Section 15(d) of the Securities Exchange Act with respect to the Aventis ADSs.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sanofi-Aventis, as successor to Aventis pursuant to the merger of Aventis with and into Sanofi-Aventis, has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 3, 2005

SANOFI-AVENTIS

	By:	/s/ Jean-Claude Leroy

Name: Jean-Claude Leroy Title: Senior Vice President and Chief Financial Officer